787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 15, 2017

VIA EDGAR

Sally Samuel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AB Multi-Manager Alternative Fund (the “Fund”)

Post-Effective Amendment No. 1

Securities Act File No. 333-218923 and

Investment Company Act File No. 811-22671

Dear Ms. Samuel:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in telephone conversations with the undersigned on August 11, 2017 and August 14, 2017 regarding Post-Effective Amendment No. 1 to the Fund’s registration statement (the “Registration Statement”) filed under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”). For your convenience, your comments are summarized below and each comment is followed by the Fund’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Performance of Similarly Managed Accounts

Comment No. 1: On page 77 of the Fund’s Prospectus, the Staff notes the following disclosure: “The Fund’s current portfolio managers joined the Investment Manager in September 2016 and assumed management of the Fund and certain Similar Hedge Fund Accounts in June 2017.” The next sentence reads “The performance data includes accounts managed by the current portfolio managers at the Investment Manager since October 1, 2016.” With respect to the second sentence, does the reference to “accounts” include anything more than the Fund and certain Similar Hedge Fund Accounts mentioned in the first sentence? Please clarify.

NEW YORK WASHINGTON HOUSTON PARIS LONDON MILAN ROME FRANKFURT BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Response: As discussed with the Staff, the Fund will update the disclosure as follows in a filing made pursuant to Rule 497 under the 1933 Act:

The Fund’s current portfolio managers joined the Investment Manager in September 2016 and, as of October 1, 2016, managed a single Similar Hedge Fund Account at the Investment Manager. The current portfolio managers assumed management of the Fund and other Similar Hedge Fund Accounts in June 2017.

Comment No. 2: In the third paragraph of the section “Performance of Similarly Managed Accounts,” please uncapitalize the capitalized term “Portfolio Fund Managers.”

Response: As discussed with the Staff, the Fund respectfully submits that its current disclosure is sufficient.

Comment No. 3: In the first sentence of the fourth paragraph of the section “Performance of Similarly Managed Accounts,” please include the language as noted in italics “[t]he performance data is net of all fees and expenses charged to Similarly Managed Accounts…”

Response: The Fund confirms that it will update the disclosure as requested in a filing made pursuant to Rule 497 under the 1933 Act.

Comment No. 4: The first sentence of the fourth paragraph of the section “Performance of Similarly Managed Accounts,” states “[t]he performance data is net of all fees charged to Similarly Managed Accounts, calculated on a monthly basis…” Please confirm supplementally that while the performance data is calculated on a monthly basis, the Fund has shown the performance data on an annual basis.

Response: The Fund confirms that while the performance data is calculated on a monthly basis, the Fund has shown the performance data on an annual basis.

Comment No. 5: Please reorder the disclosure regarding the benchmarks, as well the presentation of the performance data, so that the S&P 500 Index and MSCI World Index information is provided first ahead of the HFRI Fund of Funds Composite Index.

Response: The Fund confirms that it will update the disclosure as requested in a filing made pursuant to Rule 497 under the 1933 Act.

If you have any questions or need further information, please call me at (202) 303-1232.

Sincerely,

/s/ Neesa P. Sood

Neesa P. Sood

cc:	Eric C. Freed, Esq., AllianceBernstein L.P.

P. Jay Spinola, Esq., Willkie Farr & Gallagher LLP

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